SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated September 25, 2007

B

Press Release dated August 30, 2007

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EXHIBIT A

Sapiens Forms Alliance with CDS Business Mapping to Help Carriers Streamline their Underwriting Operations

Sapiens INSIGHT™ functionality is further enhanced through geographical information technology

Cary, N.C. – September 25, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT) today announced a new alliance with CDS Business Mapping, LLC to integrate its RiskMeter Online real-time, natural hazard risk report service into Sapiens INSIGHT™ for Policy, a fully functional P&C policy administration solution.

“Currently, the insurance industry is at crossroads, under pressure to meet the heightened needs of intermediaries and customers who have grown to expect information and answers at Internet speed,” explains Roni Al-Dor, President and CEO of Sapiens.  In order to help our customers to meet these demands, we felt it was imperative to remove as many steps as possible from the underwriting process, and we did this by integrating the RiskMeter Online into the Sapiens INSIGHT™ for Policy solution.”

“Eliminating repetitive steps from the underwriting process is one key factor when it comes to improving underwriting efficiency and profits,” explains Daniel Munson, Founder of CDS Business Mapping.   “Another crucial component of this partnership though, is the ability to alert underwriters in the early stages of writing a new piece of business, whether it will be rejected because it doesn’t meet a carrier's guidelines.”

“Sapiens is committed to continuously enhancing and evolving its products to better enable its users to respond and react to the marketplace through the easy availability of information,” continued Roni Al-Dor.  “This partnership with CDS Business Mapping further validates our commitment.”

FOR ADDITIONAL INFORMATION:

Archana Patel

Marketing Communications Coordinator

Sapiens Americas

919-405-1507

usa@sapiens.com

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About Sapiens INSIGHT™ for Policy

Sapiens INSIGHT™ for Policy is a fully web-enabled policy administration solution designed to help companies adapt to agility with changing economic and industry market conditions.  It handles multi-company, multi-state, multi-currency and all policy life-cycle transactions, including automated out-of-sequence processing. Using powerful business rules technology, Sapiens INSIGHT™ for Policy gives insurers a competitive edge and the tools they need to respond quickly to business challenges including speed to market, increasing customer demands, globalization and regulatory change.   Sapiens INSIGHT™ for Policy is a module of the Sapiens INSIGHT™ for Policy & Casualty Insurance administration suite which also contains Billing, Claims and Reinsurance modules.

About RiskMeter by CDS Business Mapping

RiskMeter is used by underwriters and agents to automate property lookups. RiskMeter utilizes Internet mapping technology to enable underwriters to determine the proximity to natural hazards for any property in the Unites States. RiskMeter is far more accurate and faster than any other method of property lookups, and can save underwriters considerable time and money.  RiskMeter performs many types of lookups, including distance to coast, wind pool eligibility, rating territories (company specific), proximity to brush, earthquake information, flood zones and others.

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of the Emblaze/Formula Group (LSE: BLZ.L) (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group  is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Prudential, Santam and Texas FarmBureau among others.

For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT B

Sapiens and Cognos Team up

 Cognos improves Sapiens' ability to strengthen carrier analytics and reporting

Cary, N.C. – August 30, 2007 - Sapiens International Corporation N.V. (NASDAQ and

TASE: SPNS) a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ:

FORTY and TASE: FORT), today announced that Sapiens Americas Corporation has chosen to partner with Cognos the world leader in business intelligence and performance management solutions. The combined Sapiens and Cognos offering will provide customers an insurance administration suite with stronger enterprise reporting and analysis capabilities, enabling a comprehensive view of performance data and how it affects their business.

Cognos 8 Business Intelligence (BI) provides decision makers at all levels of the enterprise groundbreaking capabilities to better manage performance by delivering a consistent, accurate view of all business information. As a complete, flexible product, Cognos 8 BI easily integrates into existing infrastructures with multiple systems and data sources. Its simplified BI environment improves user adoption, enables better decision-making, and provides a robust foundation for enterprise BI and performance management.

“We are pleased that Sapiens chose Cognos as its business intelligence partner. We have extensive experience in the insurance domain currently serving four of the top five global insurance companies,” said Rich Luciano, Cognos Senior Director of Channels Development. “This partnership will provide customers the ability to drill down into their data for detailed analysis of information from all dimensions giving them a clear understanding of their business performance.”

Sapiens INSIGHT™ for Property & Casualty is an insurance administration suite for policy, billing, claims and reinsurance management and gives insurers the tools they need to respond quickly to business challenges including speed to market, increasing customer demands, globalization and regulatory change.

“Insurance companies own massive amounts of data. Knowing how to interpret that data and having it readily accessible when they need it is a huge challenge many carriers are facing today,” commented Roni Al-Dor, President and CEO of Sapiens. “Our alliance with Cognos takes our state-of-the-art insurance administration solution to the next level. This partnership will benefit our customers by allowing them to unlock key information that will help them make even smarter business decisions.”

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FOR ADDITIONAL INFORMATION:

Archana Patel

Marketing Communications Coordinator

Sapiens Americas

919-405-1507

usa@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Emblaze/Formula Group is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, ING, Santam and Texas Farm Bureau among others.

For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  September 25, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary